KEYNO, INC.

UNAUDITED FINANCIAL STATEMENTS

FOR THE SHORT YEAR ENDED

DECEMBER 31, 2019

BLAKESBERG & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
951 S.W. FOURTH AVENUE
BOCA RATON, FLORIDA 33432-5803

BLAKESBERG & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Management of:
Keyno, Inc.
1968 S. Coast Highway, #802
Laguna Beach, CA 92651

We have reviewed the accompanying balance sheet of Keyno, Inc. (a C Corporation) as of December 31, 2019, and the related statements of retained earnings and cash flows for the period April 2, 2019 (inception) through December 31, 2019. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountants
January 10, 2020

951 S.W. 4TH AVENUE, BOCA RATON, FLORIDA 33432-5803
Telephone (561)750-8300 * Fax (561)892-2975 * Email info@blakesbergcpas.com
Affiliations: American Institute of Certified Public Accountants & Florida Institute of Certified Public Accountants
Visit our website @ www.blakesbergcpas.com

BsCo.

KEYNO, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2019

ASSETS

Current Assets		
Cash	$ 51,347	
Total Current Assets		$ 51,347
Other Assets		
Capitalized Start Up Costs	326,592	
Total Other Assets		326,592
Total Assets		$ 377,938

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$ 4,540	
Deferred Compensation	116,000	
Total Current Liabilities		$ 120,540
Long Term Liabilities		
Loans from Officers	131,393	
Loans from Stockholders	116,005	
Total Long Term Liabilities		247,398
Total Liabilities		367,938
Stockholders' Equity		
Capital Stock	10,000	
Retained Earnings (Deficit)	-	
Total Stockholders' Equity (Deficit)		10,000
Total Liabilities and Stockholders' Equity		$ 377,938


KEYNO, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE PERIOD APRIL 2, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019


Cash Provided By Operations

Net Income (Loss)	$	-
Items Not Requiring Cash:		
Increase in Capitalized Start Up Costs		123,540
Increase in Deferred Compensation		(116,000)
Increase in Accounts Payable		(4,540)
Increase in Capital Stock in Exchange for Services		(3,000)
Cash Provided By Operations	$	-

Cash Flows Used by Operating Activities:		
Cash Paid for Capitalized Start Up Costs	$	(203,052)
Net Cash Used By Operating Activities		(203,052)

Cash Flows Provided By Financing Activities:		
Proceeds on Issuance of Capital Stock		7,000
Increase In Loans From Officer and Stockholders		247,399
Net Cash Provided By Investing Activities		254,399

Net Increase In Cash		51,347
Cash - December 31, 2019	$	51,347


See Accountant's Review Report and Footnotes to Financial Statements


KEYNO, INC.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED) DECEMBER 31, 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Keyno, Inc. ("the Company") is a corporation formed under the laws of the State of California. The Company is a Start Up entity that is technology based, whose business plan is to provide sales and support to the financial services sector.

The Company will conduct an equity crowdfund offering during the 2020 calendar year for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Capitalized Start Up Costs

As a Start Up entity, the Company has elected to capitalize all costs being incurred to operate the business, until at such time the entity begins conducting business. The majority of the start up costs incurred to date include software and business development.

Deferred Compensation

Two officers of the Company have elected to defer receipt of their compensation until at such time as there are sufficient financial resources. As of December 31, 2019 Deferred Compensation, which is included in Capitalized Start Up Costs, is $116,000.

NOTE C- LOANS FROM OFFICERS AND STOCKHOLDERS

The Company's financial resources have come from both the officers of the corporation as well as one of the stockholders. The amounts due to each are not subject to any specific repayment terms nor does interest accrue on these amounts.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States and the state(s) in which it is organized and operates. Due to the Start Up aspect of the Company, all costs are being capitalized and the Company will not record any income or expense for the 2019 tax year.